---------------
    FORM 4
---------------                                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                                                    WASHINGTON, D.C. 20549
[ ] Check box if no
    longer subject to                                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Section 16. Form
    4 or Form 5          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
    obligations may                  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
    continue. See
    Instruction 1(b)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                  Person to Issuer
   Winokur, Herbert S., Jr.                    DynCorp                                            (Check(s) all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)             3. IRS Identifi-   4. Statement for Month/Year       [X] Director  [ ] 10% Owner
                                              cation Number                                     [ ] Officer   [ ] Other
                                              of Reporting       June 2001                         (give title   (specify below)
   30 East Elm Street                         Person                                                below)
---------------------------------------       (Voluntary)     ----------------------------------------------------------------------
        (Street)                                              5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                                 Original (Month/Year)            (Check Applicable Line)
   Greenwich, Connecticut  06830
                                                                                              [X] Form filed by one Reporting Person
                                                                                              [ ] Form filed by more than one
                                                                                                  Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
   (City)   (State)     (Zip)
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                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                  ------------------------------------------------- (Instr. 3 and 4)
                                     Code     V       Amount      (A) or (D) Price
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.10 per share                                                                         18,139             D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.10 per share                                                                        409,773             I                 (1)
-----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------




------------------------------

*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                   Page 1 of 2
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
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
FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/            (Instr. 8)      Securities
   (Instr. 3)     Derivative     Day/                               Acquired (A)
                  Security       Year)                              or Disposed
                                                                    of (D)
                                                --------------------------------------
                                                      Code    V    (A)      (D)
--------------------------------------------------------------------------------------
Options to        $31.50 per     6/29/2001             A          5,000
purchase          share of
Common            Common Stock
Stock
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (e.g., puts, calls, warrants, options, convertible securities)

---------------------------------------------------------------------------------------------------------
6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
   Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
   and Expiration     Securities            Security       Securities      Derivative        Beneficial
   Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
   (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                           End of          Indirect (I)
                                                           Month           (Instr. 4)
                                                           (Instr. 4)
-----------------------------------------
                              Amount
Date     Expir-               or
Exer-    ation                Number
cisable  Date        Title    of Shares
---------------------------------------------------------------------------------------------------------
 (2)     6/29/2011   Common      5,000         N/A           5,000            D
                     Stock par
                     value $0.10
                     per share
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

     Explanation of Responses:

     (1) Directly owned by Capricorn Holdings, Inc. Mr. Winokur may be deemed to have a precuniary interest in these shares, and thereby beneficially own them indirectly, because he owns all of the capital stock of Capricorn Holdings, Inc.

     (2) The options to purchase Common Stock may be exercised only after they have vested. One-half of the options will vest upon the first anniversary of the grant to Mr. Winokur, and the other one-half will vest upon the second anniversary of the grant.



     **Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                          /s/ HERBERT S. WINOKUR, JR.     July 6, 2001
                                                                                        ---------------------------     ------------
     Note: File three copies of this Form, one of which must be manually signed.        **Herbert S. Winokur, Jr.       Date
If space provided is insufficient, see Instruction 6 for procedure.


                                   Page 2 of 2
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